UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Popeyes Louisiana Kitchen, Inc.

(Name of Subject Company)

Orange, Inc.

(Offeror)

Restaurant Brands International Inc.

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.01 per share

(Title of Class of Securities)

732872106

(CUSIP Number of Class of Securities)

Jill Granat

General Counsel and Corporate Secretary

Restaurant Brands International Inc.

226 Wyecroft Road

Oakville, Ontario L6K 3X7

(905) 845-6511

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Scott A. Barshay, Esq. Brian C. Lavin, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000	Kara L. MacCullough, Esq. Laurie L. Green, Esq. Greenberg Traurig, P.A. 401 East Las Olas Boulevard, Suite 2000 Fort Lauderdale, FL 33301 (954) 765-0500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,672,047,915.72	$193,790.35
*	Calculated solely for purposes of determining the filing fee. The transaction value was calculated by adding (i) 20,528,654 outstanding shares of common stock of Popeyes Louisiana Kitchen, Inc., par value $0.01 per share (the “Shares”), multiplied by the offer price of $79.00 per Share, (ii) 337,778 Shares issuable pursuant to unexercised stock options with an exercise price less than the offer price of $79.00 per Share, multiplied by $38.74, which is the offer price of $79.00 per Share minus the weighted average exercise price for such options of $40.26, (iii) 229,054 Shares subject to outstanding restricted stock units and restricted awards multiplied by the offer price of $79.00 and (iv) 241,816 shares subject to issuance pursuant to granted and outstanding performance stock units (which assumes (i) payout at maximum for such outstanding performance stock units granted in 2014 and (ii) payout at target for such outstanding performance stock units granted in 2015 and 2016), multiplied by the offer price of $79.00 per Share. The calculation of the filing fee is based on information provided by Popeyes Louisiana Kitchen, Inc. as of February 17, 2017.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction valuation by 0.0001159.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $193,790.35	Filing Party: Restaurant Brands International Inc. and Orange, Inc.
Form or Registration No: Schedule TO	Date Filed: February 27, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on February 27, 2017 by Orange, Inc. (“Purchaser”), a Minnesota corporation and an indirect subsidiary of Restaurant Brands International Inc. (“Parent”), a corporation existing under the laws of Canada, and Parent. The Schedule TO relates to the tender offer by Purchaser for any and all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Popeyes Louisiana Kitchen, Inc. (“Popeyes”), at a price of $79.00 per Share, without interest (the “Offer Price”), net to the seller in cash, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 27, 2017, a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”, a copy of which is attached as Exhibit (a)(1)(B), and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1, 4 and 11.

Items 1, 4, and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“At one minute following 11:59 p.m. (12:00 midnight), Eastern time, on March 24, 2017, the Offer and withdrawal rights expired as scheduled. The Depositary advised Purchaser that as of the Expiration Time, 17,020,182 Shares (excluding Shares with respect to which notices of guaranteed delivery were delivered but which Shares were not yet delivered) were validly tendered and not validly withdrawn, representing approximately 83% of the Shares outstanding as of the Expiration Time. The number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfies the Minimum Tender Condition. All conditions to the Offer were satisfied, and the Offer was not extended. All Shares that were validly tendered and not validly withdrawn have been accepted for purchase and will be promptly paid for by Purchaser.

Purchaser also exercised the Top-Up, pursuant to which Popeyes issued 2,500,000 Shares to Purchaser at a price per share equal to the Offer Price, which, together with the Shares purchased in the Offer, represented more than 90% of the outstanding Fully Diluted Shares.

As a result of (i) Purchaser’s acceptance of the Shares tendered in the Offer and (ii) the issuance by Popeyes of Shares to Purchaser pursuant to Purchaser’s exercise of the Top-Up, Purchaser acquired a sufficient number of Shares to complete the Merger without a vote of the shareholders of Popeyes pursuant to Section 302A.621 of the MBCA. Accordingly, on March 27, 2017, Parent and Purchaser effected the Merger pursuant to Section 302A.621 of the MBCA. Pursuant to the Merger Agreement, in the Merger, each Share that was issued and outstanding immediately prior to the Effective Time (other than Shares (i) issued and outstanding immediately prior to the Effective Time that are directly owned by Sub at the Effective Time (including all Shares accepted for payment pursuant to the Offer, whether or not such Shares are registered in the name of Sub or any of its affiliates) or by any subsidiary of Popeyes and (ii) as to which dissenters’ rights have been perfected (and not withdrawn) in accordance with applicable law)) that was issued and outstanding immediately prior to the consummation of the Merger was converted into the right to receive the Offer Price, net to the seller thereof in cash.

Upon the consummation of the Merger, Popeyes became an indirect, wholly-owned subsidiary of Parent. Popeyes will cease to be a publicly traded company on the NASDAQ Global Market, and Popeyes will no longer be subject to reporting obligations under the Exchange Act.

On March 27, 2017, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(5)(D) and is incorporated herein by reference.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

RESTAURANT BRANDS INTERNATIONAL INC.

By:	/s/ Jill Granat
Name:	Jill Granat
Title:	General Counsel and Secretary

ORANGE, INC.

By:	/s/ Jill Granat
Name:	Jill Granat
Title:	Secretary

Dated: March 27, 2017

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 27, 2017.*

(a)(1)(B)	Letter of Transmittal, dated February 27, 2017.*

(a)(1)(C)	Notice of Guaranteed Delivery, dated February 27, 2017.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 27, 2017.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 27, 2017.*

(a)(1)(F)	Summary Advertisement, as published in The New York Times on February 27, 2017.*

(a)(5)(A)	Press Release, dated February 21, 2017 (incorporated by reference to Exhibit (A)(5)(A) to the Schedule TO-C filed by Restaurant Brands International Inc. with the U.S. Securities and Exchange Commission on February 21, 2017). *

(a)(5)(B)	Presentation, dated February 21, 2017 (incorporated by reference to Exhibit (A)(5)(B) to the Schedule TO-C filed by Restaurant Brands International Inc. with the U.S. Securities and Exchange Commission on February 21, 2017). *

(a)(5)(C)	Transcript of Presentation, dated February 21, 2017 (incorporated by reference to Exhibit (A)(5)(C) to the Schedule TO-C filed by Restaurant Brands International Inc. with the U.S. Securities and Exchange Commission on February 21, 2017). *

(a)(5)(D)	Press Release, dated March 27, 2017.

(b)(1)	Commitment Letter, dated February 21, 2017 between 1011778 B.C. Unlimited Liability Company, JPMorgan Chase Bank, N.A., Wells Fargo Bank, National Association and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 10.39 to the Current Report on Form 8-K filed by Restaurant Brands International Inc. with the U.S. Securities and Exchange Commission on February 22, 2017).*

(d)(1)	Agreement and Plan of Merger, dated as of February 21, 2017, by and among Popeyes Louisiana Kitchen, Inc., Restaurant Brands International Inc., Orange, Inc. and, solely for purposes of Section 9.03 of the Agreement, Restaurant Brands Holdings Corporation, (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Restaurant Brands International Inc. with the U.S. Securities and Exchange Commission on February 22, 2017). *

(d)(2)	Confidentiality Agreement, dated as February 4, 2017, between Popeyes Louisiana Kitchen, Inc. and Restaurant Brands International Inc.*

(g)	None.

(h)	None.

*	Previously filed.